UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: September 19, 2013

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     X                      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes         No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes         No     X

Facility Agreement

On September 19, 2013, Kleimar N.V. (“Borrower”), a wholly owned indirect subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), entered into a facility agreement with DVB Bank SE, as lender, for an amount of up to $40.0 million in four advances to finance the acquisition of the Navios Galileo, the Navios Taurus, the Navios Amitie and the Navios Northern Star. Each advance bears interest at a rate of LIBOR plus 325 basis points and the facility is repayable in eight quarterly installments of approximately $0.9 million each, followed by 12 quarterly installments of $1.0 million each, and a final balloon payment of $21.0 million on the last payment date.

Navios Holdings is a guarantor of the obligations of the Borrower under the facility agreement. The Borrower and Navios Holdings are subject to certain covenants under the facility agreement, including financial covenants and covenants under the indentures for Navios Holdings’ outstanding notes. Among other events, it will be an event of default under the facility agreement if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The foregoing description is subject in all respects to the actual terms of the facility agreement. A copy of the facility agreement is furnished as Exhibit 10.1 to this Report and is incorporated herein by reference.

The information contained in this Report is incorporated by reference into the Registration Statement on Form F-3, File
No. 333-189231, the Registration Statement on Form S-8, File No. 333-147186, and the related prospectuses.

Exhibits

Exhibit No.	Exhibit
10.1	Facility agreement of up to $40,000,000, dated September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By: /s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: October 8, 2013